Exhibit 99.(23)(h)(v)

AMENDED AND RESTATED

OMNIBUS FEE AGREEMENT

THIS AGREEMENT is made as of April 19, 2006, by and between BISYS Fund Services Ohio, Inc. (“BISYS”), an Ohio corporation, BISYS Fund Services, Inc. (“BFI”), Firsthand Funds (the “Trust”) a Delaware statutory trust, and Firsthand Capital Management, Inc. (the “Adviser”), a California corporation.

WHEREAS, the Trust and BISYS have entered into a Fund Accounting Agreement, dated June 2, 2005, (as amended, the “FA Agreement”) pursuant to which BISYS provides fund accounting services to the Trust and each of its investment portfolios (each, a “Fund”);

WHEREAS, the Trust, the Adviser and BISYS have entered into a Sub-Administration Agreement (the “Sub-Admin Agreement”), dated June 2, 2005, as amended, pursuant to which BISYS assists the Adviser in performing certain administrative services with respect to the Funds; and

WHEREAS, the Trust, BFI and BISYS have entered into a Transfer Agency Agreement, dated as of the date of this Agreement (the “TA Agreement,” and together with the FA Agreement and the Sub-Admin Agreement, the “Service Agreements”), pursuant to which BISYS provides transfer agency services and BFI provides non-bank trustee/custodian services to the Trust; and

WHEREAS, the parties wish to amend and restate the Omnibus Fee Agreement dated June 2, 2005 (the “2005 Omnibus Fee Agreement”) to set forth the compensation payable by the Trust under the Service Agreements.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein set forth, the parties agree as follows:

1.     Fees

(a)   Fund Accounting and Financial Sub-Administration.  The Trust shall pay to BISYS on the first business day of each month, or at such time(s) as BISYS shall request, a fee for the fund accounting and financial administration services provided under the Services Agreements as follows:

Asset-Based Fee

On incremental net assets of:	Basis points
$0 - $1 billion	2.5
>$1 billion	2.0

The foregoing fee is subject to an annual minimum for the Trust as a whole of $37,500 times the number of Funds, and shall be calculated as set forth in Section 1(c) below.  For the avoidance of doubt, such minimum applies to the asset-based fee in this Section 1(a) only.

Additional Class Fee

$5,000 per annum per class in excess of one (1) per Fund.

(b)   Other Sub-Administration.  The Adviser shall pay BISYS on the first business day of each month, or at such time(s) as BISYS shall request, a fee for the sub-administration services (other than financial sub-administration) provided under the Sub-Administration Agreement as follows:

Asset-Based Fee

On incremental net assets of:	Basis points
$0 - $1 billion	3.0
>$1 billion	2.0

The foregoing fee is subject to an annual minimum for the Trust as a whole of $37,500 times the number of Funds, and shall be calculated as set forth in Section 1(c) below.  For the avoidance of doubt, such minimum applies to the asset-based fee in this Section 1(b) only.

Compliance Program Fee

$25,000 per annum for the Trust.

(c)   Transfer Agency.  The Trust shall pay to BISYS on the first business day of each month, or at such time(s) as BISYS shall request, a fee for the transfer agency services provided under the Services Agreements as follows:

Per-Account Fees

The following per-account fees, applied annually to each shareholder account (open or closed) on BISYS’ transfer agency system:

Per Non-Networked Account	$16.00
Per Open Networked Account	$11.00
Per Closed Accounts	$1.00

For these purposes, the following categories constitute an open account on the BISYS system in any one month: open account with balance, open account with zero balance, or open account with negative balance and closed account with activity.  Closed accounts with no activity in the month are considered a closed account for billing purposes.  The per-account fees will apply to accounts in the fund maintained on BISYS’ transfer agency platform to allow shareholders to purchase and redeem shares of the HSBC Investor Money Market Fund.

AML Fees

Annual Fees

Program servicing:	$4,500 for the first 50,000 accounts, plus
$2,500 for accounts in excess of 50,000
(to be billed in equal monthly installments)

Early Warning annual fee	$575.00
Early Warning per record cost:	$0.22
Early Warning searches for Networked Level III are conducted and fees applied every three weeks.

Equifax - per request cost	$5.00

Trustee/Custodian Services

In addition, BISYS shall be entitled to $10 per social security number, for each plan or account type, per year (the “Custodial Fee”), to be paid within the month prior to December 31 of each such year (or, if an IRA Account is closed prior to the closing of such IRA Account), for the services provided to the IRA Account or IRA Accounts (or, if an IRA Account is closed, prior to the closing of such IRA Account).  BISYS will collect the Custodial Fee from the IRA Accounts as applicable.

WebAccess – Account Inquiry and Trading Services

$1 per user per year, with a minimum of $5,000 per year.

(d)   Calculation of Asset-Based Fees.  The asset-based fees set forth above are computed daily at the annual rates set forth above.  In each case, net assets shall be aggregated across all Funds to determine a total fee for the Funds, and each Fund shall be charged its pro rata share of the applicable fee based on the ratio of its net assets to the aggregate net assets of all Funds subject to such fee.

(e)   Partial Months.  If this Agreement becomes effective subsequent to the first day of a month or terminates before the last day of a month, BISYS’s compensation for that part of the month for which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth above.

(f)    Expenses.  The fees set forth herein are in addition to any expenses payable pursuant to any Service Agreement.

2.     Miscellaneous

(a)   This Agreement shall be governed by and provisions shall be construed in accordance with the laws of the State of Ohio and the applicable provisions of the 1940 Act.  To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

(b)   Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(c)   This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supercedes all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including without limitation the 2005 Omnibus Fee Agreement.

(d)   This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)   No amendment to this Agreement shall be valid unless made in writing and executed by all parties hereto.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be fully executed as of the day and year first written above.

FIRSTHAND FUNDS		FIRSTHAND CAPITAL MANAGEMENT, INC.

By:	/s/ Omar Billawala	By:	/s/ Omar Billawala
Name:		Name:	Omar Billawala
Title:		Title:	Chief Operating Officer

BISYS FUND SERVICES OHIO, INC.		BISYS FUND SERVICES, INC.

By:	/s/ Fred Naddaff	By:	/s/ Fred Naddaff
Name: Fred Naddaff		Name:	Fred Naddaff
Title:President		Title:	President